

April 11, 2024

Jun Jiang
Chief Operating Officer
Jinxin Technology Holding Co
Floor 8, Building D, Shengyin Building
Shengxia Road 666
Pudong District, Shanghai 201203
People's Republic of China

> **Re: Jinxin Technology Holding Co**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed April 2, 2024**
> **File No. 333-273884**

Dear Jun Jiang:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form F-1

Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue recognition
Revenue from sales of digital educational hardware devices, page F-19

1. Please revise the first sentence to clarify its meaning. Please clarify whether the company or the hardware distributor who purchases your digital education hardware device installs the digital educational content to end users.

Jun Jiang
Jinxin Technology Holding Co
April 11, 2024
Page 2

  Please contact Robert Shapiro at 202-551-3273 or Lyn Shenk at 202-551-3380 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Trade & Services

cc: Steve Lin